Exhibit 99.2

777 South Flagler Dr Suite 800 West Palm Beach, FL, 33401 Phone: (561) 837-7311

December 10, 2018

VIA EMAIL AND OVERNIGHT COURIER

Board of Directors

Veritone, Inc.

c/o Mr. Chad Steelberg

Chief Executive Officer and Chairman of the Board

575 Anton Blvd.

Costa Mesa, CA 92626

Dear Chad,

Thank you for your request for additional information in response to the proposal from Apis Capital Management on behalf of Apis Ventures LLC (collectively, “Apis”) that was sent to you and the Board of Directors of Veritone, Inc. (“Veritone”) on December 4th, 2018. We believe that we have provided you with all the information requested in your response; however, we have unfortunately not heard back from you by the time we noted in our letter.

As indicated in the proposal, we believe that executing the proposed transaction in a timely manner would be beneficial to Veritone stockholders. We believe that the proposed transaction represents a compelling opportunity for Veritone stockholders to monetize their investment in Veritone at a substantial premium to Veritone’s current share price.

We have held discussions with our financing sources and would expect to have a fully executed, underwritten financing commitment prior to execution of a definitive merger agreement.

We have retained appropriate legal, financial and other advisors to assist us with this transaction. We stand ready to engage in due diligence immediately and anticipate that our confirmatory due diligence could be completed within two weeks following our receipt of the requested materials.

In addition, we have held preliminary discussions with certain of Veritone’s significant stockholders and have reason to believe such stockholders would be supportive of a transaction of the nature described in this letter.

In light of the important stockholder interests at stake and given your delay to date to substantively engage in meaningful discussions regarding a negotiated transaction, we believe that it is imperative to inform Veritone stockholders of our proposal. In addition, in order to deliver maximum stockholder value, we have enhanced our proposed price to $10.26 per share, representing an 82% premium over Veritone’s last closing price of $5.63 per share as of December 7, 2018. We believe that this all-cash offer is compelling for Veritone and its stockholders and, accordingly, we are making this letter public simultaneously with its delivery to you.

Our strong preference is to engage with Veritone’s Board of Directors to quickly reach a negotiated agreement and deliver on the compelling value that our offer represents. However, we reserve the right to commence a tender offer to purchase all of the outstanding shares of common stock of Veritone at any time. We believe that Veritone’s stockholders would not be well served by any further delay in negotiating and completing the proposed transaction. Any further delay works against the interest of Veritone’s stockholders given Veritone’s recent operating performance and financial condition and its prospects as a standalone company. We place significant value on the ability to close this transaction quickly, and there can be no assurance that in the future Apis Capital Management or any other buyer would pay the same high premium that we are offering today.

Should Veritone’s Board of Directors determine to proceed with a negotiated transaction, we stand ready to meet with you to discuss all aspects of our proposal. If Veritone is interested in discussing a possible negotiated transaction, please contact us as soon as possible.

Regards,

Edgar Radjabli

Managing Partner

Apis Capital Management

777 South Flagler Dr, Suite 800

West Palm Beach, FL, 33401

Phone: (561) 837-7311

emr@apiscapitalfunds.com